Exhibit 99.1

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 23, 2021

To the shareholders of PainReform Ltd.:

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of the shareholders of PainReform Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel on February 23, 2021 at 11:00 a.m. (Israel Time),.

Although we intend to hold the Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. We reserve the right to convert to a virtual only meeting format should meeting in person become unsafe as a result of the COVID-19 pandemic. If we convert to a virtual only online meeting, we will announce the decision to do so in advance and provide instructions for shareholder participation in the virtual meeting in a Form 6-K filed with the Securities and Exchange Commission and posted on our website www.painreform.com.

The agenda of the Meeting will be as follows:

1.	To approve the Compensation Policy of the Company.

2.	To approve the employment terms of Ilan Hadar in his capacity as the Chief Executive Officer of the Company.

3.	To ratify the approval of the election of Augustine Lawlor to hold office as an external director of the Company for a period of three years effective from September 1, 2020.

4.	To ratify the approval of the election of Dr. Ellen S. Baron to hold office as an external director of the Company for a period of three years effective from September 1, 2020.

5.	To ratify and approve the compensation terms of the non-executive directors of the Company (Augustine Lawlor, Dr. Ellen S. Baron and Effi Cohen Arazi).

6.	To ratify and approve the grant of options to all serving directors of the Company.

Only shareholders at the close of business on January 22, 2021 shall be entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors

/s/ Ilan Hadar
Ilan Hadar, Chief Executive Officer
January 19, 2021

4 Bruria St. Tel Aviv, 6745442

PROXY STATEMENT

FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 23, 2021

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.03 per share, in connection with Extraordinary General Meeting of Shareholders, to be held on February 23, 2021 at 11:00 a.m. Israel time at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross., at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournments thereof.

Although we intend to hold the Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. We reserve the right to convert to a virtual only meeting format should meeting in person become unsafe as a result of the COVID-19 pandemic. If we convert to a virtual only online meeting, we will announce the decision to do so in advance and provide instructions for shareholder participation in the virtual meeting in a Form 6-K filed with the Securities and Exchange Commission (the “SEC”).

Throughout this Proxy Statement, we use terms such as “PainReform”, “we”, “us”, “our” and the “Company” to refer to PainReform Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the extraordinary meeting will be as follows:

1.	To approve the Compensation Policy of the Company.

2.	To approve the employment terms of Ilan Hadar in his capacity as the Chief Executive Officer (“CEO”) of the Company.

3.	To ratify the approval of the election of Augustine Lawlor to hold office as an external director of the Company, for a period of three years effective from September 1, 2020.

4.	To ratify the approval of the election of Dr. Ellen S. Baron to hold office as an external director of the Company, commencing on the Meeting and for a period of three years effective from September 1, 2020.

5.	To ratify and approve the compensation terms of the non-executive directors of the Company (Augustine Lawlor, Dr. Ellen S. Baron and Effi Cohen Arazi).

6.	To ratify and approve option grant to all serving directors of the Company.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” all items.

Who Can Vote

Only the holders of record of ordinary shares (“Ordinary Shares”) of the Company as at the close of business on January 22, 2021, (the “Record Date”) shall be entitled to receive notice of and attend the Meeting and any adjournment thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on January 22, 2021, or which appeared in the participant listing of a securities depository on that date.

Quorum

A quorum shall be the presence of at least two (2) shareholders who hold at least twenty five percent (25%) of the voting rights (including through a proxy or voting instrument) within one half hour from the time the meeting was designated to start. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If a quorum is not present at the adjourned meeting within half hour from the time designated for its start, the meeting shall take place with any number of participants. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Required for Approval of the Proposals

Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting. As of the close of business on January 18, 2021, 8,758,016 Ordinary Shares were issued and outstanding.

The affirmative vote of the holders of a majority of the voting power represented and voting on a proposal in person or by proxy is necessary for the approval of each of the Proposals being presented at the Meeting.

In addition, with respect to Proposals 1 through 6, the shareholders’ approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in Proposals 1 through 6, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voting against this proposal must not represent more than 2% of the outstanding Ordinary Shares.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct our activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes  a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of Ordinary Shares of a company.

As of the date of this proxy statement, we believe that Medica III Investment group, which is indirectly controlled by our Chairman, Ehud Geller, holds an approximate 37.6% beneficial ownership interest in our outstanding Ordinary Shares and should therefore be deemed a controlling shareholder under the Israeli Companies Law, 1999 (the “Companies Law”), for purposes of the vote on Proposals 1 through 6 at the Meeting. Consequently, its votes will not be counted towards or against the special majority required for the approval of these proposals.

If you do not state whether you are a controlling shareholder or have a personal interest, your shares will not be voted for Proposals 1 through 6. There will be a place on the proxy card to indicate such.

Voting by Holders of Ordinary Shares

Ordinary Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on February 22, 2021, to ensure your representation at our Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of American Stock Transfer & Trust Company, LLC (“AST”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of Meeting and the proxy card will be mailed to you by AST. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person, subject to our right to convert to a virtual only meeting format. If you own Ordinary Shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a streets shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the Meeting in person, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card and subject to our right to convert to a virtual only meeting format.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our Chief Executive Officer at ihadar@painreform.com or PainReform Ltd., 4 Bruria St. Tel Aviv, 6745442, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the Meeting and voting in person. A beneficial owner owning Ordinary Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Meeting. If you are not planning to attend in person, to ensure your representation at our Meeting, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on February 22, 2021.

Position Statement

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Companies Law, 1999, you may do so by delivery of appropriate notice to the offices of our attorneys, Doron Tikotzky Kantor Gutman & Amit Gross. (Attention: Ron Soulema, Adv) located at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, not later than ten days before the convening of the Meeting (i.e. February 13, 2021). Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e. February 18, 2021).

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the SEC concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Extraordinary Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, http://www.painreform.com/. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1:

APPROVAL OF COMPENSATION POLICY

Background

In accordance with the Companies Law, a public company, such as the Company, is required to adopt a compensation policy, setting forth the principles that govern the terms of office and employment (including cash and equity-based compensation, exemption from liability, indemnification, directors’ and officers’ insurance and other benefits and payments related to the service and employment) of the “office holders” of a company, as defined in the Companies Law. Subject to certain exceptions, the Compensation Policy must be approved by such company’s shareholders every three years. In addition, the Board of Directors is required to periodically examine the Compensation Policy and the need for adjustments in the event of a material change in the circumstances prevailing during the adoption of the compensation policy or for other reasons. As our shareholders have yet to approve a compensation policy, the shareholders are requested to approve the new Compensation Policy, as set forth herein.

A compensation policy must be based on, and must include and reference certain matters and provisions set forth in the Companies Law, which include: (i) promoting the company’s goals, work plan and policy with a long-term view; (ii) creating appropriate incentives for the company’s office holders, considering, among other things, the company’s risk management policy; (iii) the company’s size and nature of operations; and (iv) with respect to variable elements of compensation (such as annual cash bonuses), the office holder’s contribution to achieving company objectives and maximization of the company’s profits, with a long-term view and in accordance with his or her position.

The Compensation Policy must be approved by the Board of Directors, after considering the recommendations of the Compensation Committee. The Compensation Policy also requires shareholder approval with a special majority as prescribed below. If the Compensation Policy is not approved by the shareholders, the Board of Directors may nonetheless approve the policy, provided that the Compensation Committee and thereafter the Board of Directors concluded, following further discussion of the matter and for specified reasons, that such approval is in the best interests of the Company.

The Company’s new Compensation Policy is designed to support the achievement of our long-term work plan goals and to ensure that:

•	Officers’ interests are as closely as possible aligned with our interests;

•	The correlation between pay and performance will be enhanced;

•	We will be able to recruit and retain top level executives capable of leading us to further business success, facing the challenges ahead;

•	Our officers will be motivated to achieve a high level of business performance without taking unreasonable risks. Therefore, the variable compensation component may not be based on extreme business performance goals which might potentially impose unreasonable risks on our officers; and

•	An appropriate balance between different compensation elements (e.g., fixed vs. variable, short-term vs. long-term and cash payments vs. equity-based compensation).

The Company’s Compensation Committee and Board of Directors believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of ours and our shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company. Our Compensation Committee and Board of Directors also seek to ensure that we maintain our ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent. Our Board of Directors believes that the proposed Compensation Policy properly balances the requirements of the Companies Law and the philosophy and objectives described above.

The brief overview above is qualified in its entirety by reference to the full text of the proposed new Compensation Policy, which is attached as Annex A hereto.

The Company’s Board of Directors, based on the recommendation of the Company’s Compensation Committee, has resolved to approve the Compensation Policy in the form attached as Annex A hereto.

Proposed Resolution

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, that the Compensation Policy, in the form attached as Annex A to this proxy statement date is, approved in all respects.”

PROPOSAL 2:

APPROVAL OF THE EMPLOYMENT TERMS OF ILAN HADAR AS CEO OF
THE COMPANY

Background

On November 24, 2020, the Board appointed Ilan Hadar as our CEO, replacing Dr. Eli Hazum.

Ilan Hadar shall serve as our CEO under the proposed compensation terms as follows:

•	Monthly Salary – a fixed gross monthly salary of NIS 72,000 (NIS 864,000 annually).

•	Working Hours – shall be employed at a 100% capacity in accordance with Israeli labor laws.

•	Social Benefits – entitled to receive all standard social benefits permitted under Israeli law, including a monthly car expense payment of NIS 5,500.

•	Options – Mr. Hadar shall be issued 267,296 options to purchase, under the 2019 PainReform Option Plan (the “2019 Plan”), 267,296 Ordinary Shares of equal to approximately 3.05% of the total issued and outstanding capital share of the Company as of January 18, 2021, at an exercise price of US$5.7375 per option. The options shall vest on a quarterly basis over 48 months, so that 16,706 of the options shall vest on the last day of each three month period, provided that on such date Mr. Hadar is still employed by us.

The Board of Directors and the Compensation Committee of the Company have reviewed the suggested remuneration terms of Mr. Hadar and have determined that the suggested terms are reasonable and adequate notwithstanding their discrepancy with the proposed Compensation Policy of the Company and advise the shareholders to approve such remuneration terms.

A brief biography of Mr. Hadar is set forth below:

Ilan Hadar

Prior to joining the Company, Mr. Hadar has served as Country Manager Israel and CFO at Foamix Pharmaceuticals Ltd. (now NASDAQ: VYNE) since 2014, where he was instrumental in building the organization and launching new innovative topical drugs in the U.S., as well as a focus on capital markets and M&A. Prior to Foamix, Mr. Hadar was Finance Director at Pfizer Pharmaceutical Ltd., where he oversaw all commercial, financial and operational activities of the local entity. From 2007 to 2011, Mr. Hadar served as Finance Manager at HP Indigo Ltd, a world-leading company in digital printing. Prior to that, Mr. Hadar was Finance Director at BAE Systems (FTSE: BA), the third largest defence company in the world, where he was responsible for all financial activities of BAE Systems Israel. From 1998 to 2016, Mr. Hadar was Chief Financial Officer at Mango DSP, a global leader of Intelligent Video Solutions, where he was successful in building the company from the incubator stage to a multinational, multi-million dollar revenue-generating company. Mr. Hadar serves on the Board of Directors at Kadimastem, a public Israeli biopharmaceutical company (TASE: KDST). Mr. Hadar received his MBA in Finance and Business Entrepreneurship and B.A. degree at The Hebrew University in Jerusalem Israel.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the employment terms of Ilan Hadar as CEO of the Company, including the option grant, as described in this proxy statement to be effective as of November 24, 2020.”

PROPOSALS 3-4:

RATIFICATION OF THE ELECTION OF EXTERNAL DIRECTORS

Background

In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two external directors who meet the statutory requirements of independence. Under Israeli Companies Law, an external director serves for a term of three years, which may be extended for two additional three-year terms. Further, an external director can be removed from office only under very limited circumstances. In addition, under the Israeli Companies Law, all of the external directors must serve on our audit committee and compensation committee (including one external director serving as the chairman of our audit committee and as the chairman of our compensation committee), and at least one external director must serve on each other committee of our board of directors.

To qualify as an external director, an individual must meet various independence requirements, including that such individual may not have, and may not have had at any time during the previous two years, any “affiliation” (as defined in the Israeli Companies Law) with the company or with certain of its affiliates. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

On September 1, 2020, Augustine Lawlor and Dr. Ellen Baron were appointed to our Board of Directors as external directors. As our shareholders have yet to approve their appointment, the shareholders are requested to ratify their appointment.

A brief biography of Mr. Lawlor and Dr. Baron is set forth below:

Augustine Lawlor

Mr. Lawlor has served as Chief Operating Officer of Leap Therapeutics, Inc., an oncology company, since January 2016 and has been a Managing Director of HealthCare Ventures since 2000. From 1997 to 2000, he served as Chief Operating Officer of LeukoSite, Inc., a biotechnology company acquired by Millennium Pharmaceuticals Inc. in 1999. Prior to joining LeukoSite, Mr. Lawlor was Chief Financial Officer and Vice President of Corporate Development for Alpha-Beta Technologies, Inc., a company that specializes in electronics design, development, manufacturing and system obsolescence issues. He has held similar positions at both BioSurface Technologies Corporation, a company that provides products for biofilm investigations, and Armstrong Pharmaceuticals, a division of Amphastar Pharmaceuticals, Inc., a specialty pharmaceutical company. Mr. Lawlor was previously a management consultant with KPMG. He is currently Chairman of the Board of Catalyst Biosciences, Inc. and a director of Cardiovascular Systems, Inc., biopharmaceutical companies which are listed on Nasdaq, Mr. Lawlor received his Master’s degree in Public and Private Management from Yale University and a BA degree from the University of New Hampshire.

Dr. Ellen Baron

Dr. Baron has been a managing director of Outcome Capital LLC, a specialized life science and technology advisory and investment banking firm since February 2017. From 2012 until joining Outcome Capital, she served as a Managing Director of Healthios Capital Markets, LLC. Prior to joining Healthios, Dr. Baron served as a life science venture capital Partner for Oxford Bioscience Partners and as Senior Vice President, Business Development at Human Genome Sciences, a publicly traded biopharmaceutical company. Dr. Baron previously had spent 20 years at Schering-Plough Corporation in both Research and Development and Business Development. Dr. Baron currently serves on the Board of Directors of Tetragenetics Inc., a biotech company, Sixth Element Capital, a UK-based oncology focused venture capital fund and SFH, a Maine-based nutraceutical company. Dr. Baron holds a Ph.D. in Microbiology from Georgetown University School of Medicine, a post-doctorate at the Public Health Research Institute in New York and bachelor’s degree from Goucher College.

The election proposed for Mr. Lawlor and Dr. Baron to serve as our external directors herein will be for three years from September 1, 2020, their date of initial appointment to the Board. In consideration of their service, each of the external directors shall be entitled to the fixed compensation set under the Companies Regulations (Rules regarding Remuneration and Expenses for an External Director), 5764-2000 (the “Remuneration Regulations”). Under the current Remuneration Regulations, each external director is entitled to an annual payment of between NIS 42,889 to NIS 73,604 (equivalent to approximately between US$12,800 to US$22,000), and a per meeting payment of NIS 1,080 (equivalent to approximately USD$325).

Furthermore, each of the external directors shall be entitled to receive 60,000 options to purchase, 60,000 Ordinary Shares of the Company, under the 2019 Plan of the Company, equal to about 0.68% of the total issued and outstanding capital share of the Company as of January 18, 2021, at an exercise price of US$ 4.50 per option. The options shall vest on a quarterly basis over thirty-six months, so that 1/12 of the options shall vest on the last day of each three months period, provided that on such date each of the external directors shall serve in such capacity.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to ratify the approval of the election of Augustine Lawlor as external director of the Company Board for a period of three (3) years effective from September 1, 2020, including the compensation terms in such capacity, as well as to approve the option grant as described in this proxy statement.”

“RESOLVED, to ratify the approval of the election Dr. Ellen S. Baron as external director of the Company Board for a period of three (3) years effective from September 1, 2020, including the compensation terms in such capacity, as well as to approve the option grant as described in this proxy statement.”

It is hereby clarified that resolutions ratifying and approving the election of each of the forgoing external director shall be adopted separately.

PROPOSAL 5:

COMPENSATION TERMS OF THE NON-EXECUTIVE DIRECTOR

Background

In accordance with the Israeli Companies Law and the relevant regulations, we are required to pay our external directors (Augustine Lawlor and Dr. Ellen S. Baron) in consideration of their service under the Remuneration Regulations. The Board has also resolved that Effi Cohen Arazi, who is a non-executive director of the Board shall also be entitled to the same fixed compensation under the Remuneration Regulations.

Therefore, it is proposed that Effi Cohen Arazi (who is a non-executive director of the Company) is entitled to an annual payment of between NIS 42,889 to NIS 73,604 (equivalent to approximately between USD$12,800 to USD$22,000), a per meeting payment of NIS 1,080 (equivalent to approximately USD$325), as well as a grant of 60,000 options to purchase, 60,000 Ordinary Shares of the Company, under the 2019 Plan of the Company, equal to about 0.68% of the total issued and outstanding capital share of the Company as of January 18, 2021, at an exercise price of US$ 4.50 per option. The options shall vest on a quarterly basis over thirty-six months, so that 1/12 of the options shall vest on the last day of each three months period, provided that on such date Mr. Arazi shall serve as a non-executive director of the Company.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to ratify and approve that Effi Cohen Arazi shall receive, for its services as a member of the Board, compensation as described in this proxy statement.”

PROPOSAL 6:

OPTION GRANT TO OTHER DIRECTORS

Background

Pursuant to the terms of the Compensation Policy it is proposed to approve the issuance of an aggregate of 360,000 options to purchase Ordinary Shares to our serving directors of the Company so that each of the serving directors (other than external and non-executive directors) shall be entitled to receive 60,000 options to purchase 60,000 Ordinary Shares, equal to approximatelyabout 4.102% of the total issued and outstanding capital share of the Company as of January 18, 2021, at an exercise price of US$4.50 per option. The options shall vest on a quarterly basis over thirty-six months, so that 1/12 of the options shall vest on the last day of each three month period, provided that on such date each of the serving directors shall serve in such capacity.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to approve issuance of 60,000 options as described in this proxy statement to Dr. Ehud Geller.”

“RESOLVED, to approve issuance of 60,000 options as described in this proxy statement to Dr. Eli Hazum.”

“RESOLVED, to approve issuance of 60,000 options as described in this proxy statement to Assif Stoffman.”

10

OTHER BUSINESS

Other than as set forth above, as of the mailing of this proxy statement, management knows of no business to be transacted at the extraordinary meeting, but, if any other matters are properly presented at the extraordinary meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Ilan Hadar
Ilan Hadar, Chief Executive Officer
January 19, 2021

Annex A

PainReform Ltd.

(hereinafter: “the Company”)

COMPENSATION POLICY

FOR OFFICE HOLDERS

Date of approval of General Meeting: _________________ 2021

1.	Definitions

“The Stock Exchange”	NASDAQ Stock Exchange Ltd.;

“The Companies Law”	The Companies Law, 5759 – 1999;

“Officer”	Chief Executive Officer, Chief Operating Officer, Deputy Chief Executive Officer, Assistant Chief Executive Officer, everyone fulfilling such a position in the Company even with a different title, and a Director or Manager reporting directly to the Chief Executive Officer;

“Amendment 20”	The Companies Law (Amendment No. 20), 5773-2012;

“Tenure and Employment”	Tenure and employment of an Officer, including giving exemption, insurance, indemnity undertaking or indemnity according to an indemnity permit, retirement grant, and every benefit, other payment or undertaking for such a payment, given due to such service or employment;

“Compensation Regulations”	The Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), 5760-2000;

2.	Object of the Compensation Policy and its implementation

2.1	Pursuant to the provisions of Amendment 20, the Company is required to determine a compensation policy for its present and future serving Officers (hereinafter: “the Policy” or “the Compensation Policy”). The Company’s board of directors (the: “Board”) approved the Policy on meeting dated on July 26, 2020.

2.2	This document is intended to define and detail the Company’s Policy relating to the compensation of present and future serving Officers. Determining the Policy, its publication and presentation for approval of the General Meeting, in accordance with the provisions of the Companies Law, is intended to increase the level of transparency regarding everything connected with the compensation of the Company’s Officers and improve the ability of the Company’s shareholders to express their opinions and influence the Compensation Policy of Officers serving the Company or any of its subsidiaries.

2.3	In addition, the Policy has been adapted to the Company’s targets and its long-term work plan and is intended to assist with the following goals:

2.3.1	The Company’s ability to retain and recruit senior executives and able people to lead the Company to significant achievements and to cope with the challenges facing it;

2.3.2	The creation of a work environment with incentives which will encourage, among its Officers, motivation to realize the Company’s targets in both the short and long terms, all in accordance with the Company’s business plan, and all this while taking reasonable risks according to the risks policy decided, from time to time, by the Company’s Board of Directors;

2.3.3	Creating a suitable balance between the various compensation components when determining the tenure and employment of Officers in the Company.

2.3.4	Maintaining and strengthening the trust of shareholders and potential investors in the Company.

2.4	Implementation of the Policy is as from the date of its approval by the General Meeting of the Company’s shareholders, with the required majority in accordance with the Provisions of Section 267a(b) of the Companies Law, until the end of (3) three years from the said date of approval by the General Meeting. The aforesaid does not derogate from the obligation of the Compensation Committee and Board to examine the need to update the Compensation Policy from time to time, in accordance with the Company’s needs.

2.5	The Compensation Policy will apply to Officers presently serving in the Company and Officers who will serve the Company or any if its subsidiaries in the future.

3.	Guiding principles for examining and determining the terms of tenure and employment of Officers

3.1	When examining the terms tenure and employment of Officers in the Company, the Compensation Committee and Board will examine their education, abilities, expertise, professional experience and achievements of the Officer or the candidate to be an Officer in the Company, whichever relevant. In addition, the Compensation Committee and Board will examine the knowledge and understanding of the Officer (or the candidate to serve as an Officer in the Company) with the Company and his knowledge and understanding of the market and environment in which it operates.

3.2	Without derogating from the aforesaid, the following parameters will be examined:

3.2.1	The position he serves in the Company or the position that he will serve in the Company, the fields of responsibility and extent of his position;

3.2.2	The expected contribution of the Officer to promote the Company’s targets and business in the long-term;

3.2.3	Previous payroll agreements signed with the Officer;

3.2.4	The mix of compensation taking into account considerations of managing risks in the Company and the Company’s long-term targets;

3.2.5	The Company’s financial position and results of its operations;

3.2.6	The relationship between the Officer’s compensation and the average salary and median salaries of the other employees in the Company (including contractor employees employed by the Company, should there be any, as defined in Section 3 of Part A of the First Addendum A of the Companies Law). In order to maintain good working relationships within the Company it is important to maintain reasonable and fair salary differences between the Company’s management level (from the level of Vice President and above) and the other employees in it. However, it is important to compensate and encourage the Company’s management in order to increase the Company’s profits, its success and achieve its business targets. As required by law, the Board examined that the ratio between the service and employment conditions of each one of the officers and the mean and median cost of employing the rest of the Company’s employees. At the time of formulating this policy and its approval, taking into consideration the Company size and staff of employees, the ratio between the employment cost of Officers and the average and median compensation cost in the Company is: at the VP level 1.2 times the average salary cost in the Company; and at the Company’s CEO level 1.4 times the average salary in the Company.

3.3	The comparison to the average market salary – if necessary, at the discretion of the Compensation Committee, a comparison will be made to the average salary in the relevant market for similar roles in similar companies when determining the officers’ compensation, as applicable. For the purpose of the comparison, if made, companies will be selected based on whether it is possible to collect reliable and complete information regarding the officers’ salary, and which meet the maximum possible number of the following criteria:

3.3.1	Companies which are engaged in the Company’s fields of operations or in fields as similar as possible;

3.3.2	Companies traded on the Stock Exchange which have a similar market value to that of the Company;

3.3.3	Companies traded in the same index on the Stock Exchange in which the Company is traded on the date of making the comparison;

3.3.4	Companies with similar financial data to the Company’s financial data, such as annual profit/loss, annual gross profits, shareholders’ equity, the level of research and development expenses;

3.3.5	Companies which employ a similar number of employees to those of the Company.

Regarding this clause: “Similar” a deviation of 50%, above or below, in all the comparative criteria for the relevant data of the Company will also be taken into account.

3.4	Pursuant to legal easements, an immaterial change in the terms of an officer’s tenure in the Company who is not serving as a director or CEO will be approved by the Company CEO and will not require the Compensation Committee’s approval. For the purposes of this paragraph, “material” means over 5% of the fixed components of the compensation per annum in terms of the employer’s cost.

3.4	Pursuant to legal easements, an immaterial change in the terms of the CEO will be approved by the Compensation Committee and the Board and will not require the General Meeting. For the purposes of this paragraph, “material” means over 5% of the fixed components of the compensation per annum in terms of the employer’s cost.

3.5	An officer in the Company can be employed as an employee or alternatively provide the Company with services via a company they own, provided that the total expenses of the Company for the said employment or service provision do not exceed the sum approved by the Company’s Compensation Committee and Board of Directors.

4.	Structure of the compensation package

4.1	The terms of tenure and employment of an Officer include the following:

4.1.1	Fixed compensation;
4.1.2	Benefits and conditions related to the fixed compensation;
4.1.3	Performance dependent compensation (bonus);
4.1.4	Capital compensation (compensation through options or other securities of the Company);
4.15	Terms of retirement;
4.16	Exemption, insurance and indemnity.

4.2	The compensation package will be determined and adjusted to the Officer according to the function that he fulfills / will fulfill and will include the following components:

Position/Group	Fixed compensation	Benefits and related terms	Bonus	Capital compensation	Retirement conditions	Exemption, insurance and indemnity
Active Chairman of the Board of Directors	+	-	+	+	-	+
Member of the Board of Directors	+	-	-	+	-	+
CEO	+	+	+	+	+	+
VP or anyone reporting directly to the CEO	+	+	+	+	+	+

4.3	To ensure congruence between all the compensation components, the maximum ratio range between the total compensation package components for a given year for Company officers is presented in the following table:

Grade	Basic Salary	Social Benefits and Related Terms[1]	Variable Compensation Performance Related1	Variable Compensation Equity[1]
Active Chairman of the Board of Directors	100%	50%	35%	85%
Member of the Board of Directors	100%	0%	25%	150%
CEO	100%	50%	50%	85%
VP**	100%	50%	45%	85%

1 The rates are in relation to the basic salary.

5.	Fixed compensation

5.1	Fixed compensation summary table for officers

Grade	Maximum Gross Fixed Compensation
Active Chairman of the Board *	Up to a maximum of US$ 25,000 per month
Member of the Board	Up to the maximum, the maximum fixed amounts are stipulated in the Companies Regulations (Rules Regarding Compensation and Expenses for an External Director), 2000.
CEO**	Up to a maximum of US$ 45,000 per month
VP**	Up to a maximum of US$ 32,000 per month

*An Active Chairman is the chairman of the Board whose FTE is no less than 20% of a full-time position (100%). The maximum fixed compensation for an active chairman as stated in the table shall not be subject to his actual FTE in the Company.

**The amounts stipulated are for a full-time position (100%).

5.2	Active Chairman of the Board of Directors

An Active Chairman of the Board will be entitled to fixed compensation as specified in paragraph 5.1 above. If necessary, at the Compensation Committee’s discretion, a comparison will be made to the average salary in the relevant market for a similar role in similar companies when determining the compensation for the Chairman of the Board of Directors, as applicable. It should be clarified, however, that the Chairman of the Board will be entitled to different fixed compensation from other Board of Director members serving in the Company only when he is serving as an ‘Active Chairman of the Board of Directors’, i.e. where his areas of responsibility and role are also in ongoing work in the Company, such as meetings with investors, active involvement in the daily life of the Company etc. and all in accordance with an employment / services agreement that the Company signed/will sign therewith.

5.3	Members of the Board of Directors

5.3.1	Members of the Board will be entitled to fixed compensation in accordance with that set forth in the Compensation Regulations and in accordance with the level of shareholders’ equity of the Company, as defined in the Compensation Regulations (as will be in force from time to time). To avoid doubt, the Company will be entitled to pay higher compensation to an expert director (as defined in the Compensation Regulations).

5.3.2	It should be mentioned that should a Director in the Company also be an employee in it, or provide services to it, in any position whatsoever, whatever his title, he will not be entitled to compensation for participating in meetings of the Company’s Board of Directors. For the purposes of this paragraph, a director for whom there is doubt regarding whether he is a service provider for the Company or not, he will declare before the Compensation Committee members, as per their request, that he is not a service provider in a personal capacity and also does not provide services via a company that he controls or holds more than 25% of the issued capital. For the purposes of this paragraph “service provider” shall be defined as a provider of services in a personal capacity or via a company (or other corporation) in which the director holds more than 25% of the controlling interest or is a part of the controlling core in that company (or other corporation).

5.3.3	The Directors who are related or connected to a controlling shareholder in the Company will not be entitled to any compensation whatsoever for serving as directors in the Company.

5.4	The CEO, VP or anyone reporting directly to the CEO

5.4.1	For the purpose of this clause “CEO”, “VP” or “a manager reporting directly to the CEO”, jointly will hereinafter be called: “Manager” or “Managers”, whichever relevant.

5.4.2	The amount of fixed compensation of Managers will be determined, inter alia, in accordance with the provisions of clauses 3.1 and 3.2 above, and it shall not exceed the sum specified in the table in paragraph 5.1 above.

5.4.3	In addition, if required, at the Compensation Committee’s discretion, a comparison will be made to the average salary, as specified in paragraph 3.2.6 above.

6.	Benefits and related terms to fixed compensation

All the benefits and related terms detailed below are the maximum benefits and terms.

Benefit / related terms	CEO	VP or a manager reporting directly to the CEO

Vehicle	Yes, in the value of a vehicle of up to US$60,000 according to the income tax tables	Yes, in the value of a vehicle of up to US$45,000 according to the income tax tables

Grossing up the value of the vehicle	Yes	Yes

Mobile telephone	Yes	Yes

Grossing up the value of mobile telephone	Yes	Yes

Vacation days	22	22

Accumulating vacation days	Yes, for 2 years	Yes, for 2 years

Vacation allowance days	As per the law

Further study fund (employer 7.5% provision); employee 2.5%)	Yes

Pensionary insurance in accordance with the law	Yes

Reimbursement of expenses in the role	Yes, against receipts	Yes, against receipts

Other (newspapers, internet at home, etc.)	Internet + newspaper	Internet + newspaper

Period of non-competition	Up to 12 months	Up to 12 months

7.	Performance dependent compensation (bonus)

Granting bonuses to officers and an Active Chairman of the Board is intended to provide officers and the Active Chairman of the Board with incentives to achieve targets and objects which contribute in the long-term to achieve the Company’s business targets and strategic plans, as determined from time to time by the Company’s Board of Directors. The Company’s success creates an identity of interests with the officers serving in it, as its success is also their success.

The Company’s Board of Directors, after receiving recommendations from the Compensation Committee may determine, every year, a bonus plan for the Company’s officers and Active Chairman of the Board of directors, which will be based on the annual budget approved by the Board and all as set forth below:

7.1	Every payment to be paid to an officer in accordance with the bonus plan will not be considered as part of the fixed compensation and will not be a basis for calculating entitlement or accumulation of any right/ rights.

7.2	The bonus plan will be approved specifically for every officer or Active Chairman of the Board of directors, and the Company’s management may decide not include this or that officer or the Active Chairman of the Board in the bonus plan.

7.3	An officer/ Active Chairman of the Board will be entitled to a bonus provided that he worked in the Company (or for an Active Chairman of the Board that he has served in his role) for a minimum period of 12 months prior to the date of granting the bonus.

7.4	The maximum bonus for meeting all the targets set forth below will be calculated according to the salary of December of the year for which the bonus is given, when:

7.4.1	CEO – up to 8 monthly salaries;

7.4.2	An Active Chairman of the Board– up to 8 monthly salaries;

7.4.3	Vice President – up to 4 monthly salaries.

7.5	The bonus plan for officers (excluding CEO and the active chairman of the board of directors) will based on targets which will be determined by the Compensation Committee and Board in advance each year, as detailed below:

7.5.1	All-inclusive Company target: The bonus is based on an index, i.e.: meeting the Company’s expenses target, raising capital, meeting the drug development plan, business development, achieving regulatory milestones, commencing new clinical applications. The all-inclusive Company financial target will include at least one and not more than three of the criteria detailed above.

The weight given to the all-inclusive Company target will be between 30% - 50% of the total bonus.

7.5.2	Personal measured targets: These targets will be determined for each officer personally by the CEO (for officers at the level of vice president) and will be based on measurable parameters in the field of the professional responsibility of every officer in the Company. The personal measurable targets will include up to three personal targets.

The weight given to the all-inclusive Company target will be between 30% - 50% of the total bonus.

7.5.3	Discretion of the Manager: The evaluation of the performance of officers at the level of vice president will be done by the Company’s CEO. The evaluation of performance of every officer, will relate to his contribution to the Company during the year for which the bonus is paid, separately from the financial bonuses and the personal bonuses.

The weight given to the discretion of the manager will not exceed 20% of the total bonus.

Notwithstanding paragraph 7.5 above, the Compensation Committee and the Company Board may authorize the granting of a grant that shall not exceed the maximum grant as specified in paragraph 7.4.3 above to an officer who is subordinate to the CEO, according to criteria which are not measurable pursuant to the provisions of the First Appendix A of the Companies Law.

7.6	The grants plan for the CEO shall be target-based, to be determined by the Compensation Committee and Board every year, as outlined below:

7.6.1	All-inclusive company target as specified in paragraph 7.5.1 above. The weight given to the all-inclusive company target will be between 0% - 100% of the grant amount.

7.6.2	Manager discretion (according to unmeasurable criteria): CEO performance evaluation will be done by the Compensation Committee and the Board of Directors. The weight given to manager discretion shall not exceed 3 monthly salaries.

7.7	The grants plan for an Active Chairman of the Board shall be based on personal targets and measurable company targets, which will be determined by the Compensation Committee and Board in advance every year, and will depend on compliance with the aforementioned targets. The grant will be presented for the approval by a regular majority in a meeting.

7.8	The Company’s Compensation Committee and Board will determine the weight of each of the criteria in the total Company target and the personal measurable targets (as applicable), at their discretion, and will be entitled to set a minimum threshold for meeting the targets in order to receive the grant.

7.9	The Company’s Compensation Committee and Board have the full authority to reduce payment of the bonus, or not to pay it at all, if they found that the financial position of the Company will be significantly harmed or it is not able to make such a payment.

7.10	One-time bonus

The Company’s Board of Directors, with the recommendation of the Compensation Committee will be entitled to grant a one-time bonus to an officer for a significant event or events in the Company which are not included in the targets as specified in paragraph 7.5 above. The amount of the one-time bonus will not exceed (3) times the amount of the fixed compensation (monthly). In the event of a change in control in the Company, directors in the Company will be entitled to receive a one-time bonus up to the fixed annual compensation amount of the directors.

7.11	Should it become clear that after payment of the annual bonus or the one-time bonus, whichever relevant, that the calculation of the bonus is carried out based on data in which it became clear were incorrect as a result of an error in good faith and were restated in the Company’s financial statements during a period of three periodic consecutive financial statements after the date of payment of the grant, the officers will reimburse the Company the part of the bonus paid to them, which was based, as mentioned, on incorrect data, and this within six (6) months from the date of publication of the restated financial statements. The amount to be repaid by the officers will be linked to the consumer price index as from the date of publication of the restated statements until the date of actual repayment.

7.12	The Board may, after approval is received from the Compensation Committee, convert the annual bonus to which an officer is entitled into shares or options, provided that their financial value is the same as the value of the annual bonus.

8.	Capital compensation

As part of the terms of tenure and employment of officers in the Company, the Company may combine in its compensation package a capital compensation component. A component of this type is an incentive for the officers, by their participation in the profits and economic success of the Company. In addition, this compensation contributes to increasing the officer’s identification with the Company, so that the officer will remain in it and see it as his future. The capital compensation creates a certain inspiration among the officers, who aspire to be part of the Company’s success and receive part of its profits. The capital compensation component also enables the Company to employ skilled people while spreading the salary burden so that it limits the cash flow burden on the Company. The capital compensation component, while reducing the burden of expenses, enables the Company to free investments and take risks, which are defined by the Company’s Board by entering into additional and new projects.

From recognizing the advantages of the capital compensation component as part of the total salary package to officers in the Company, the Company may combine in the compensation package of officers in it with a capital compensation component, all in accordance with the following:

8.1	The options allotted to officers will be allotted in accordance with the Company’s current options plan, or according to an option plan which will be approved by the Company’s Board from time to time, in accordance with, as far as possible the provisions of Section 102 of the Income Tax Ordinance (New Version) 5721-1961, and will not be listed for trading on the Stock Exchange.

8.2	The value of the options, on their issue date, according to the Black & Scholes formula or according to the binomial model will not exceed 75% of the total fixed annual compensation of an officer (at the level of VP or CEO). Regarding directors, the value of the options, according to the Black & Scholes formula or according to the binomial model, will not exceed 2 average salaries of officers in the Company, who are not directors.

8.3	The exercise price of the options will be determined in accordance with the average price of the Company’s share during the period between three (3) to thirty (30) days of trading prior to the date of approval of granting the options by the Board of Directors or such respective average price plus up to 50%, as decided by the Board of Directors.

8.4	The vesting periods of the options to be granted to the officers will not be less than three years, where the vesting will be a quarterly vesting so that at the end of every quarter, and in the event as stated of a three year vesting period 1/12 of the options allotted to the officers will vest. It is hereby clarified that the vesting period will apply as long as the officer works for the Company. The options’ vesting period will be identical for all officers.

8.5	In the event that the employee/employer relations will end or the engagement between the officer and Company has ended, the date of expiry of the options that vested will not exceed a period between three months and six months from the date of the end of the employee/employer relations or the end of the engagement, whichever relevant. The Company’s Board of Directors, after receiving the recommendation of the Compensation Committee, will have the discretion whether to extend this period, provided that this extended period will not exceed one year.

8.6	The Company’s Board will have the discretion whether to accelerate the vesting of the options allotted to officers in the Company, on the occurrence of the following events:

8.6.1	Acquisition of control in the Company by a third party;

8.6.2	The merger of the Company, within the meaning of this term in the Companies Law.

8.6.3	Sale or providing an exclusive license on most of the Company’s intellectual property.

9.	Signing Bonus

9.1	The Company may, in circumstances to be approved by the Compensation Committee and the Company Board as exceptional circumstances, offer a signing bonus to a new officer in the Company.

9.2	The total signing bonus shall not exceed a sum of 3 monthly salaries gross as to be determined for the relevant officer. The Company may determine that the officer will be required to repay all or part of the signing bonus allotted thereto to the Company if the officer does not complete the minimum term of service in the Company.

10.	Conditions for terminating employment

In the event of dismissal of an officer by the Company (not due to “grounds” as defined in the employment/services agreement signed / which will be signed with the officer) or in the event of resignation of the officer in the Company in circumstances which require severance pay in accordance with the Law, in addition to the severance pay that the Company is obligated to pay to the officer by Law, the Company may, with the approval of the Compensation Committee and the Board of Directors, also pay the officer the following payments:

10.1	Prior notice

10.1.1	The period of prior notice for every officer will be determined by the Compensation Committee and the Company’s Board of Directors, prior to signing the employment agreement with the officer.

10.1.2	During the prior notice period the officer will be required to continue to fulfill his function unless the Company’s Board decides to release him from that obligation. In such a case the officer will be entitled to continue to receive all the terms of tenure and employment without any change.

10.1.3	Payment for the prior notice period will not exceed the following:

CEO	Up to 6 salaries
Vice President	Up to 3 salaries

10.1.4	The salary to be paid during the period of prior notice will be calculated according to the last salary (and according to the fixed compensation only, i.e., not including bonuses paid to the officer) but including related social benefits paid to the officer prior to the date of dismissal / resignation, in such a situation that entitles payment of severance pay.

10.2	Retirement grant

10.2.1	The Compensation Committee and the Company’s Board will be entitled to approve payment of a retirement grant to officers in the Company on the date of their retirement, provided that the total retirement grant will not exceed the following:

Worked in the Company over 10 years	Worked in the Company between 5-10 years	Worked in the Company between 1 – 5 years	Worked in the Company up to 1 year	Position
Up to 12 salaries	Up to 6 salaries	Up to 4 salaries	Up to 1 salary	CEO
Up to 10 salaries	Up to 6 salaries	Up to 4 salaries	Up to 1 salary	Vice President
Up to 12 salaries	Up to 6 salaries	Up to 4 salaries	Up to 1 salary	Active Chairman

10.2.2	In the event of a change of control (as this term is defined below), the retirement grant specified in the table above can increase up to 50%, but no less than three salaries. For the purposes of this paragraph “a change of control” shall include all events of selling control in the Company to a third party, a merger of the Company with another, or selling most or all of the Company’s assets.

10.2.3	In the framework of the decision whether to grant a one-time retirement grant, as mentioned above, the Compensation Committee and Board will examine, on the basis on the recommendation of the Chairman of the Board (in the case of a CEO) or the Company’s CEO (in the case of a Vice President) the extent of the officer’s contribution to the Company and to promote the targets that it set for itself, with the emphasis on specific activities and projects that he managed or was responsible for, the level of meeting the personal targets set for him, if any were set, and the level of meeting the targets defined in the Company’s budget.

10.2.4	The retirement grant will be paid on the date of termination of employee / employer relations, and will be paid on the basis of the last salary (and according to the fixed compensation only, i.e., not including bonuses paid to the officer) paid to the officer prior to the date of his dismissal / resignation in such a situation that entitles payment of severance pay.

10.3	The Board may, after receiving confirmation from the Compensation Committee, convert the grants as specified in paragraphs 10.2 and 10.3 into Company shares, provided their financial value is equal to the value of the converted grants.

11.	Exemption, indemnity and insurance

11.1	Directors and Office Holders will be covered by a directors and officers liability insurance policy that will be maintained by the Company according to applicable law. The terms of such policy shall provide for coverage of up to US$ 12,500,000 (per claim and in the aggregate), provided that the annual premium shall not exceed the higher of US$1,000,000 or 1% of the maximum coverage amount. Such insurance coverage may include Directors’ and officers’ liability insurance with respect to specific events, such as public offerings, or with respect to periods to time following which the then existing insurance coverage ceases to apply, such as, by way of example only, “run-off” coverage following a termination of service or employment or in other circumstances.

11.2	The Company may provide release and indemnification letters to the directors and Office Holders according to the version approved from time to time by the authorized bodies of the Company.